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                               May 29, 2020

       Michael J. Killelea
       General Counsel
       Goodrich Petroleum Corporation
       801 Louisiana, Suite 700
       Houston, Texas 77002

                                                        Re: Goodrich Petroleum
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2020
                                                            File No. 333-238286

       Dear Mr. Killelea:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed May 15, 2020

       Description of Capital Stock
       Exclusive Forum, page 25

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any "derivative action." Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please also add
 Michael J. Killelea
Goodrich Petroleum Corporation
May 29, 2020
Page 2
      related risk factor disclosure, and revise to state that there is uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



                                                              Sincerely,
FirstName LastNameMichael J. Killelea
                                                              Division of
Corporation Finance
Comapany NameGoodrich Petroleum Corporation
                                                              Office of Energy
& Transportation
May 29, 2020 Page 2
cc:       Michael Telle
FirstName LastName